UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71196

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Connect, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

191 Silver Moss Drive
(No. and Street)

Vero Beach	Florida	32963
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Portwood	404-317-4781	bportwood@ficassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Portwood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Connect, LLC _____, as of December 31, _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL CONNECT, LLC

Financial Statements
and Supplementary Information

January 1, 2025 – December 31, 2025

CAPITAL CONNECT, LLC
TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Connect, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Connect, LLC (the "Company") as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules I-III has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2024.

Raleigh, North Carolina
March 2, 2026

CAPITAL CONNECT, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

ASSETS

Current Assets		
Cash and Cash Equivalents	$	39,089
Prepaid Expenses	$	9,382
Total Current Assets	$	48,471
TOTAL ASSETS	$	48,471

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	1,525
Credit Card Payable	$	375
Total Liabilities	$	1,900
Member's Equity		
Paid in Capital	$	160,015
Retained Earnings	$	(113,444)
Total Member's Equity	$	46,571
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,471

The accompanying notes are an integral part of these financial statements.

CAPITAL CONNECT, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Operating Revenues

Commissions	$	217,006
Consulting/Fees	$	36,000
Representative / Agent Fees	$	39,788
Total Operating Revenues	$	292,794

Expenses

Bank Charges & Fees	$	214
Business Licenses	$	506
Commission Expenses	$	215,131
Consulting/Fee Expenses	$	48,000
Insurance	$	690
Professional Services	$	66,079
Office Supplies & Expenses	$	1,248
Regulatory Expenses	$	17,566
Shared Service Expenses	$	25,417
Technology	$	4,436
Total Expenses	$	379,287

Net Income	$	(86,493)

The accompanying notes are an integral part of these financial statements.

CAPITAL CONNECT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Member's Equity, December 31, 2024	$	23,064
Capital Additions	$	110,000
Net Income	$	(86,493)
Member's Equity, December 31, 2025	$	46,571

The accompanying notes are an integral part of these financial statements.

CAPITAL CONNECT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows from Operating Activities:		
Net Income	$	(86,493)
Adjustments to Reconcile Net Loss to Net Cash		
Cash Flows from Changes In:		
Prepaid Expenses	$	(9,382)
Credit Card Payable	$	325
Accounts Payable	$	(17,445)
Net Cash Provided by Operating Activities	$	(112,995)
Cash Flows from Investing Activities		
Net Cash Used by Investing Activities	$	-
Cash Flows from Financing Activities		
Capital Additions	$	110,000
Net Cash Provided by Financing Activities	$	110,000
Net Decrease in Cash and Cash Equivalents	$	(2,995)
Cash and Cash Equivalents, December 31, 2024	$	42,084
Cash and Cash Equivalents, December 31, 2025	$	39,089

The accompanying notes are an integral part of these financial statements.

CAPITAL CONNECT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Capital Connect, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer by the SEC and approved for membership with FINRA on April 30, 2024.

The Company was approved for the following activities by FINRA: 1) Private placement of securities; 2) Mergers and acquisition advisory services; and 3) Referral business.

The Company operates in reliance on Footnote 74 to SEC Release No 34-70073

Basis of Presentation
The financial statements were prepared on an accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America. Expenses are recognized in the period in which they are incurred. The sole sources of revenue for the firm were refunds, interest, and fees charged by the Company.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company has defined cash equivalents as the Company's bank accounts. Accounts of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure. As of December 31, 2025, the Company maintained one bank account totaling $39,089.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fixed Assets
The Company does not maintain property, plant, and equipment.

Advertising
The Company will expense advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the period ending December 31, 2025 was $0.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contract with Customers ("ASU 2014-09")*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASUM 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the revenue recognition standard for use. From January 1, 2025 – December 31, 2025, the Company had total revenue of $292,794.

Note 2 - Leases

Effective February 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842) ("ASUM 2016-02" or "ASC 842")*, using the modified retrospective method and utilized the effective date as its date of initial application. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right of use assets and current and non-current lease liabilities, as applicable.

Operating lease liabilities and their corresponding right of use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right of use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right of use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company does not have and has elected to not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as the new lease.

As of December 31, 2025, the Company did not have any operating leases to report.

Note 3 – Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2025, the Company had excess net capital of $32,189. At December 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 5.11% with a minimum net capital requirement of $127 based on the aggregate indebtedness ratio. The Company's statutory minimum net capital is $5,000.

Note 4 – Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance of the financial statements. The Company has no items to report.

Note 5 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital , which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of income presents the segment revenue and expenses for the year ending December 31, 2025.

CAPITAL CONNECT, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2025

Computation of Net Capital

Total Member's Equity		$	46,571
Deductions and/or Changes			
Non-Allowable Assets			
Prepaid Expenses		$	9,382
Net Capital		$	37,189

Computation of Basic Net Capital Requirements

Minimum Net Capital Required					
Calculation (6 2/3% of Aggregate Indebtedness)	$	127			
Statutory Requirement	$	5,000			
Net Capital Requirement (Greater of the Above)				$	5,000
Excess Net Capital				$	32,189
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement				$	31,189

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$	1,900
Percent of Aggregate Indebtedness to Net Capital			5.11%

Net Capital Reconciliation

Net Capital as per the FOCUS Part IIA		$	37,190

There are no material differences from the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025.

CAPITAL CONNECT, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2025

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

CAPITAL CONNECT, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2025

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.



capital connect

SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has limited its business to those activities for which the Company is approved to conduct per its Membership Agreement with FINRA and the Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Wm. B. Portwood

William B. Portwood
CFO

3/2/26
Date

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Capital Connect, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Capital Connect, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following types of business: mutual fund retailer on an application way basis or wire order basis, mutual fund securities broker, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions, and direct participation programs. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 12c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
March 2, 2026